Exhibit 21.1

Subsidiaries of Stater Bros. Holdings Inc.

Name	Jurisdiction	D/B/A
Stater Bros. Markets	California	Stater Bros. Markets

Stater Bros. Development, Inc.	California	Stater Bros. Development, Inc.